# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Moatable, Inc., CIK 0001509223
CUSIP: 759892300
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 45 WEST BUCHANAN STREET, PHOENIX, Arizona (AZ), 85003
Date of event which requires filing of this statement: 12/09/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002048882

## Reporting persons
- Cosmic Giant International Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 93,358,710; shared voting power 0; sole dispositive power 93,358,710; shared dispositive power 0; aggregate amount beneficially owned 93,358,710 (14.7% of the class)

## Item 1. Issuer
Name of issuer: Moatable, Inc.
Address of issuer's principal executive offices: 45 WEST BUCHANAN STREET, PHOENIX, ARIZONA, 85003

## Item 2. Person Filing
Name of person filing: Cosmic Giant International Ltd.
Address of principal business office or, if none, residence: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 93358710
Percent of class:
14.7%
Based on 633,901,951 Class A ordinary shares as of 10-Q filed on November 19, 2024
Sole power to vote or to direct the vote: 93358710
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 93358710
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Cosmic Giant International Ltd: Jonathan Lau, Director (12/19/2024)